Marina District Finance Company				Exhibit 12.0
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)
	Year Ended December 31,
	2012	2011	2010	2009	2008
Income/(loss) from continuing operations before income taxes	$(26,444)	$10,143	$49,494	$119,179	$86,259
Add:
Fixed Charges	88,002	89,372	53,994	30,348	42,428
Subtract:
Interest capitalized	(500)	(400)	—	—	(8,800)
Earnings available for fixed charges	$61,058	$99,115	$103,488	$149,527	$119,887

Fixed Charges
Interest expensed, net of interest capitalized	$82,902	$84,772	$50,199	$27,668	$29,049
Interest capitalized	500	400	—	—	8,800
Interest component of rental expense	4,600	4,200	3,795	2,680	4,579
Fixed Charges (1)	$88,002	$89,372	$53,994	$30,348	$42,428

Ratio of earnings to fixed charges	—	1.1	1.9	4.9	2.8
Deficiency of earnings to fixed charges	(26,944)

(1) For purposes of computing this ratio, "fixed charges" include interest expense whether expensed or capitalized, amortization of debt expenses, discount, or premium related to the indebtedness, and such portion of rental expense that we deem to be a reasonable representation of the interest factor.